November 27, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-228400) of CSI Compressco LP (the “Registrant”)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated to 4:00 p.m., Washington, D.C. time, on November 30, 2018, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

CSI COMPRESSCO LP

By: CSI Compressco GP Inc., its general partner

By:	/s/ Owen Serjeant
Name:	Owen Serjeant
Title:	President

Enclosures

cc:

Bass C. Wallace, Jr., CSI Compressco GP Inc.

David P. Oelman, Vinson & Elkins L.L.P.